              RYAN'S FAMILY STEAK HOUSES, INC. 1996 ANNUAL REPORT

                       (Photo of vegetables appears here)

                            Ingredients For Success

                                 (Ryan's logo)

Company Profile & Mission


     Since 1977, Ryan's Family Steak Houses, Inc. has been engaged in the development, operation and franchising of family restaurants. A Ryan's restaurant features "Steaks, Buffet & Bakery" and provides a great meal to its customers at a reasonable price. At March 5, 1997, 258 Company-owned and 26 franchised Ryan's were in operation.

     Sales by Company-owned restaurants amounted to $565 million in 1996 and $513 million in 1995. Systemwide sales, which include sales by franchised restaurants, for 1996 and 1995 were approximately $604 million and $560 million, respectively.

     The Company, headquartered in Greer, South Carolina, employed approximately 18,000 persons at March 5, 1997.


                               Mission Statement
     To be an innovative, profitable, growth company, committed to customer satisfaction by always providing high quality food at affordable prices with friendly service in clean and pleasant surroundings.

                                   We Strive
o To put people first -- customers and team members.
o To attract and maintain a strong team of individuals
                  recognized as standouts in each area of focus.
o To promote safety, responsibility and a high level
                  of ethics in our workplace.
o To be environmentally aware and work to preserve our
                  natural resources.
o To utilize materials and services that provide the best cost/value ratio without sacrificing quality.
o To enhance long-term shareholder wealth.


(A map of the United States appears depicting the number of Ryan's locations in each state. See table below.)

KS   OK   MO   LA   MS   MI   AL   OH   WV   NC   VA
3    6    15   18   8    9    13   16   1    19   9

TX   IA   AR   IL   IN   TN   KY   GA   SC   FL
25   3    7    6    14   19   9    32   25   27


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    2

To Our Shareholders

     We are pleased to report that 1996 was a good year for your Company:
o Sales grew to $565.5 million, up 10.2%, our 19th year of record sales.
o Net earnings increased 11.4% to $37.0 million*.
o Earnings per share rose 14.5% to 71 cents*.
o We opened 30 new Ryan's, ending the year with 256 Company-owned Ryan's restaurants. Franchisees operated another 25 Ryan's Family Steak Houses.
o We repurchased over 4.5 million shares of our stock and increased our share repurchase program 56% to 10.0 million shares.

* Excluding the asset valuation charge of $8.4 million (after-tax) in accordance with the Financial Accounting Standards Board's Statement No. 121.

     During the year, our average unit sales were $2.3 million which far exceeds the industry average of approximately $1.5 million for the family steakhouse segment. Additionally, for the third year in a row Ryan's was the highest rated family steakhouse chain in America in the most recent annual Choice in Chains Awards conducted by RESTAURANTS AND INSTITUTIONS magazine. Ryan's surpassed every other family steakhouse chain in every single category for the second year in a row. Among all restaurant chains, Ryan's was ranked fourth overall and was voted number one in both value and menu variety. This national survey further demonstrates the tremendous strides being made every day by our team members in each of our restaurants to place our customers first.

     However, as good as the year was, we are looking forward to further improvements in 1997 and beyond. That is why we implemented "Focus 2000", a strategic initiative designed to enhance the Company's long-term performance. Announced in November 1996, Focus 2000 is a proactive initiative that will position Ryan's for maximum performance into the next century. Since time and capital will be required to implement this initiative, we are temporarily decreasing our new unit growth rate to 5% per year. We expect to continue growing at this rate for the next two to three years. For 1997 we plan to open 15 new Company-owned Ryan's restaurants and remodel 40 to 50 restaurants. Since January 1, 1997, we have opened four new Ryan's.


     There are three key goals of Focus 2000. The first concerns increasing our return on investment. We are critically examining our new store investment and have created a new Ryan's prototype that is more efficient, 600 square feet smaller and retains the 390 seats needed in the dining room. We are analyzing the best and most efficient ways to purchase land, prepare the site, construct the building and purchase the equipment. A reduction in our new store investment will both increase return on investment and allow us to grow using less cash. Also, we are expanding our

Restaurant Sales
(In millions of dollars)

(Bar graph appears here with the following plot points.)
92        93        94        95        96
349       394       448       513       565

Net Earnings
(In millions of dollars)

(Bar graph appears here with the following plot points.)
92        93        94        95        96
29.3      28.5      30.5      33.2      37.0*

Earnings Per Share
(In cents)

(Bar graph appears here with the following plot points.)
92        93        94        95        96
55        53        57        62        71*


Restaurants Open At Year-End

(Bar graph appears here with the following plot points.)

                    92        93        94        95        96
Company Owned       200       228       242       257       286
                    165       193       212       231       261
Franchised           35        34        30        26        25

*Excluding the asset valuation charge of $8.4 million (after-tax) in accordance with the Financial Accounting Standards Board's Statement No. 121.

sales improvement and cost control programs. We are analyzing every cost, line by line. Our goal is to eliminate all excess costs and find more efficient ways of doing business to improve our profit margin, without taking anything away from our customers. Obviously, increasing sales and improving profit margins can have a very positive impact on both return on investment and earnings per share.

     The second key goal of Focus 2000 involves realigning energies and resources to provide deeper levels of training, resulting in greater empowerment, performance and retention for our over 18,000 team members. Our "Level 1" training programs are already showing positive results chain-wide, along with our "True Program", a concentrated multi-month program designed to help a store excel in all areas. Additionally, our New Store Opening Teams have held retraining sessions in certain existing stores with results that are surpassing our expectations. Our commitment to our customers has never been greater, and we intend to further enhance the quality food, friendly service and pleasant surroundings that our customers have come to expect at Ryan's.

     The final key goal of Focus 2000 concerns repurchasing Ryan's stock more aggressively to accelerate earnings per share growth. To date, we have repurchased over 6 million shares of Ryan's stock. This is over 11% of the approximate 53 million shares issued and outstanding in March 1996 when the share repurchase program began. In connection with Focus 2000, our Board of Directors authorized the increase of our share repurchase program from 6.4 million shares to 10 million shares through 1998. We expect this program to enhance shareholder value as a greater percentage of future net earnings will be attributed to each share remaining after the repurchase. In other words, each remaining shareholder will own a greater piece of the Ryan's "pie". We expect to incur additional debt as a result of this program, but the resultant financial structure will be conservative by industry standards and provide our shareholders with adequate safety for their investments. We have received many favorable comments from the investment community regarding this program, and we feel that our shareholders will benefit from this program over time.

     We are very pleased that Ryan's average unit sales increased 1.1% during 1996. Through the fourth quarter of 1996, our average unit sales have increased for 9 consecutive quarters, and our same-store sales (open for at least 18 months) have increased for eight of the last nine quarters. We are also very pleased that our new units again opened at excellent sales levels - an average of $2.9 million! We attribute much of this sales improvement to our attention to food quality and variety, to improved customer service levels, and to the installation of scatter bars in all of our stores.

     Since our first successful test of media advertising in 1994, we have increased its scope and focus and now regard advertising as a fundamental part of our Company strategy. Due to budget limitations we can't advertise everywhere, so we plan for maximum impact relative to the number of stores in a market, the cost of advertising and the potential return on investment the advertising can deliver. During 1996, we advertised in 10 markets covering 66 stores. For 1997, we plan to advertise in 21 markets and cover 111 stores.

     Again, we are very excited about our prospects during 1997. We are making the right moves in our business and are committed to being the best restaurant company in America. Our customers will benefit because we will continue to provide high quality food at affordable prices with friendly customer service. Our shareholders will benefit over time as we grow and structure the company in a prudent and profitable manner.

     We truly appreciate your continued support.

Sincerely,

/s/ Charles D. Way
Charles D. Way
Chairman, President and Chief Executive Officer


March 28, 1997


(Photo of Charles D. Way and the Ryan's logo appears in the middle of this page)


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    4

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Shown for the years indicated are (i) items in the consolidated statements of earnings as a percentage of restaurant sales, (ii) the number of restaurants open at the end of each year and (iii) the percentage change between years.




                                                                            Percentage Change
                                                     Percentage of            1996      1995
                                                   Restaurant Sales            vs        vs
                                                1996     1995      1994       1995      1994
Restaurant sales                               100.0%    100.0%    100.0%     10.2%     14.5%
Operating expenses:
         Food and beverage                      39.7      40.6      40.5       7.8      14.6
         Payroll and benefits                   28.4      28.6      28.0       9.3      17.2
         Depreciation and amortization           4.3       4.2       4.4      14.6       8.3
         Asset valuation charge                  2.4        --        --        NA        NA
         Other operating expenses               12.5      12.0      12.2      14.4      12.9
                  Total operating expenses      87.3      85.4      85.1      12.6      14.9

General and administrative expenses              4.6       4.4       4.3      14.8      18.2
Interest expense                                 0.6       0.4       0.2      81.0     112.3
Revenues from franchised restaurants            (0.3)     (0.3)     (0.1)    (14.6)    129.9
Other income, net                               (0.2)     (0.2)     (0.2)     47.4      16.3

Earnings before income taxes                     8.0      10.3      10.7     (14.4)     10.0
Income taxes                                     2.9       3.8       3.9     (15.3)     12.5

                  Net earnings                   5.1%      6.5%      6.8%    (13.9)%     8.6%



                                          Restaurants Open
                                           at End of Year
Ryan's:
         Company-owned                    256    226    210      13.3%       7.6%
         Franchised                        25     26     30      (3.8)     (13.3)
                                          281    252    240      11.5        5.0
Other restaurant concepts:
         Company-owned                      5      5      2       0.0      150.0
                  Total                   286    257    242      11.3%       6.2%

Results Of Operations


                             1996 Compared to 1995

     Total restaurant sales increased by $52.3 million, or 10.2%, to $565.5 million in 1996 from $513.2 million in 1995. The 1996 reporting period consisted of 52 weeks compared to a 53-week period in 1995. Sales during the additional week in 1995 amounted to approximately $9.6 million. If 1995's 53rd week's sales were excluded, the 1996 sales increase would amount to 12.3%.

     Sales from new restaurants accounted for substantially all of the sales increase. During 1996, the Company opened 30 new Ryan's. At the end of 1996 and 1995, the Company owned and operated 261 and 231 restaurants, respectively. New restaurant sales also benefited from above-average sales volumes. Annualized average unit sales at new Ryan's opened during 1996 amounted to $2.9 million compared to chainwide average unit sales of $2.3 million.

     Sales during 1996 were also impacted by a 0.2% increase in same-store sales. In computing same-store sales, the Company averages weekly sales for those units operating for at least 18 months. Concluding with the fourth quarter of 1996, same-store sales had increased for eight out of the last nine quarters. Management attributes the on-going sales improvement principally to the completion of the scatter bar installation program in early-1996 as well as to product development and chainwide training programs.

     Total operating expenses increased 12.6% to $493.6 million in 1996 from $438.4 million in 1995. Such costs, as a percentage of sales, were 87.3% during 1996 and 85.4% during 1995. Thus, the Company's operating margins at the restaurant level were 12.7% in 1996 and 14.6% in 1995. However, 1996's operating expenses included a $13.3 million asset valuation charge (see next paragraph). If the asset valuation charge were excluded from 1996's operating expenses, the 1996 restaurant operating margin would have been 15.1%.

     Several factors affected 1996's operating costs. Food and beverage costs decreased to 39.7% of sales in 1996 from 40.6% in 1995 due to lower beef and produce prices. More efficient labor scheduling resulted in payroll and benefits decreasing to 28.4% of sales in 1996 from 28.6% in 1995. All other operating costs, including depreciation and amortization of pre-opening costs, increased to 19.2% of sales in 1996 compared to 16.2% in 1995 due principally to: (1) the $13.3 million asset valuation charge amounting to 2.4% of sales and (2) higher utilities and repairs and maintenance costs. The asset valuation charge was recognized in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". This charge was based upon a financial review of all Company-owned restaurants and applied to ten underperforming units, of which seven were slated for future closing and disposal. Included in these seven units were all five casual-dining restaurants open at January 1, 1997, which are being closed with no futher expansion of the related concepts due to unsatisfactory financial performance. All seven units are expected to be closed by mid-1997.

     General and administrative expenses increased 14.8% from $22.8 million in 1995 (4.4% of sales) to $26.1 million in 1996 (4.6% of sales) due principally to higher advertising costs. Media advertising amounted to 0.3% of sales during 1996 compared to 0.1% of sales in 1995 and is expected to increase to 0.4% of sales in 1997 as the Company expands its advertising coverage. Interest expense amounted to $3.4 million in 1996 compared to $1.9 million in 1995. The increase resulted largely from higher debt levels resulting from the Company's common stock repurchase program, which had expenditures of $38.2 million during 1996. Additional borrowings were also required for 1996's unit expansion program. The impact of the higher debt level was partially offset by a decrease in the Company's effective average interest rate from 6.3% in 1995 to 5.9% in 1996.

     Revenues from franchised restaurants decreased from $1.7 million in 1995 to $1.5 million in 1996 due primarily to 1995's 53rd week and a 9% decrease in the average number of franchised restaurants. At January 1, 1997, there were 25 franchised Ryan's compared to 26 at January 3, 1996. Revenues from franchised restaurants are expected to decrease in 1997 due to the completion of a past-due payment program, originating in 1994 (see "1995 Compared to 1994"), by the Company's largest franchisee. Payments under this program amounted to $289,000 in 1996 and are expected to amount to $76,000 in 1997. A partial offset to this


(Three photos appear on this page, one photo of vegetables, one of the inside of a Ryan's restaurant, one of a Ryan's employee.)


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    6
decrease will result from a new Ryan's opened by this franchisee in January 1997.

     Other income increased to $1.4 million in 1996 from $0.9 million in 1995 due to an increase in miscellaneous vending revenues.

     Based upon the above changes to revenues and expenses, earnings before income taxes decreased to $45.2 million in 1996 from $52.8 million in 1995. As discussed below, this category is affected by 1995's extra week and 1996's asset valuation charge.

     The effective income tax rate for 1996 was 36.9% compared to 37.2% in 1995.

     Net earnings decreased to $28.6 million in 1996 (5.1% of sales) from $33.2 million in 1995 (6.5% of sales). Weighted-average shares decreased by 3.4% to 51,852,000 in 1996 compared to 53,683,000 in 1995 due to the Company's common stock repurchase program. Accordingly, earnings per share amounted to 55 cents in 1996 and 62 cents in 1995. In addition to the change in weighted-average shares, these amounts were affected by 1995's extra week and 1996's asset valuation charge.

     Management estimates that 1995's 53rd week increased 1995's earnings before income taxes by $1.9 million and net earnings by $1.2 million. If 1995's reported results are reduced by these amounts and 1996's $8.4 million asset valuation charge (after-tax) is ignored, 1996 pro forma net earnings would have amounted to $37.0 million, a 15.6% increase from 1995's pro forma net earnings of $32.0 million. Pro forma earnings per share would amount to 71 cents in 1996 and 60 cents in 1995, an 18.3% increase.

                             1995 Compared To 1994

     Total restaurant sales increased by $65.0 million, or 14.5%, to $513.2 million in 1995 from $448.2 million in 1994 due to sales from new restaurants, the 53rd week in fiscal 1995 and an increase in same-store sales.

     Sales from new restaurants accounted for approximately 75% of the sales increase. During 1995, the Company opened 24 new restaurants, including three casual-dining units, and closed five underperforming units, two of which were converted to casual-dining units. At the end of 1995 and 1994, the Company owned and operated 231 and 212 restaurants, respectively. New restaurant sales also benefited from above- average sales volumes. Annualized average unit sales at the 21 new Ryan's restaurants opened during 1995 amounted to $3.1 million compared to chainwide Ryan's average unit sales of $2.3 million.

     The 1995 reporting period consisted of 53 weeks compared to a 52-week period in 1994. Sales during the additional week in 1995 amounted to approximately $9.6 million.

     Sales during 1995 also benefited from a 1.8% increase in same-store sales. Management attributes the improvement principally to the installation of scatter bars in its restaurants and to improved customer service levels. The scatter bar format breaks the Mega Bar(R) into five island bars for easier customer access and more food variety. At January 3, 1996, scatter bars had been installed in 208 Ryan's restaurants, or 92% of all Company-owned units. During the fourth quarter of 1994, a program to increase customer service levels was implemented, featuring increased team member hours per restaurant and chainwide training programs. Although payroll costs were increased as a result of the program (see second succeeding paragraph), management believes that the resultant improved customer service was a contributing factor in 1995's same-store sales improvement.

     Total operating expenses increased 14.9% to $438.4 million in 1995 from $381.6 million in 1994. Such costs, as a percentage of sales, were 85.4% during 1995 and 85.1% during 1994. Thus, the Company's operating margins at the restaurant level were 14.6% in 1995 and 14.9% in 1994.

     The major factor affecting 1995's operating costs were higher payroll and benefit costs, which increased to 28.6% of sales in 1995 from 28.0% in 1994. This increase can be attributed to the strategically implemented payroll increase designed to improve customer service levels and included increased team member hours per restaurant and chainwide training programs. Food and beverage costs increased slightly to 40.6% of sales in 1995 from 40.5% in 1994. All other operating costs, including depreciation and amortization of pre-opening costs, decreased to 16.2% of sales in 1995 compared to 16.6% in 1994 due principally to: (1) the favorable impact of higher same-store sales on the many fixed costs, such as utilities and depreciation, included in this category and (2) lower store closing costs, which amounted to $1.2 million in 1995 compared to $1.7 million in 1994.


(Three photos appear on this page, one photo of steaks and mushrooms, one of two Ryan's employees and one of workers building a Ryan's Steak House.)

     General and administrative expenses increased 18.2% from $19.2 million in 1994 (4.3% of sales) to $22.8 million in 1995 (4.4% of sales) due principally to increases in manager training and advertising costs. Media advertising amounted to 0.1% of sales during 1995 and was insignificant during 1994.

     Interest expense amounted to $1.9 million in 1995 compared to $873,000 in 1994. The increase resulted principally from less capitalized interest, which reflects 1995's lower level of construction activity in relation to the Company's outstanding debt. The Company's effective average interest rate increased to 6.3% in 1995 compared to 4.6% in 1994 due to increases in market-level interest rates.

     Revenues from franchised restaurants increased significantly to $1.7 million in 1995 from $755,000 in 1994 due principally to restored royalty fee payments from the Company's largest franchisee, Family Steak Houses of Florida, Inc. Prior to the third quarter of 1994, this franchisee had not paid any royalty fees since August 1993. In July 1994, an agreement with the franchisee regarding both future and past-due royalty fees was reached, and payments recommenced, initially satisfying an adjusted outstanding receivable balance. All required payments subsequent to the agreement have been made in a timely manner, and, accordingly, the revenue recognition, albeit on a cash basis, has been restored. At January 3, 1996, there were 26 franchised Ryan's compared to 30 at December 28, 1994.

     Based upon the above changes to revenues and expenses, earnings before income taxes increased to $52.8 million in 1995 from $48.0 million in 1994.

     The effective income tax rate for 1995 was 37.2% compared to 36.4% in 1994.

     Net earnings increased to $33.2 million in 1995 (6.5% of sales ) from $30.5 million in 1994 (6.8% of sales). Earnings per share amounted to 62 cents in 1995 and 57 cents in 1994.

                        Liquidity and Capital Resources

     The Company's restaurant sales are primarily derived from cash. Inventories are purchased on credit and are rapidly converted to cash. Therefore, the Company does not maintain significant receivables or inventories, and other working capital requirements for operations are not significant.

     At January 1, 1997, the Company's working capital amounted to a $64.6 million deficit compared to a $96.9 million deficit at January 3, 1996. Included in these amounts are notes payable of $35.3 million and $72.2 million at year-end 1996 and 1995, respectively, under bank lines of credit (see fifth and sixth succeeding paragraphs). The principal factor affecting working capital during 1996 was the June 1996 refinancing of the then-outstanding notes payable with a $93 million term loan ("Term Loan") bearing interest at the London Interbank Offered Rate ("LIBOR") plus 0.5%, payable in quarterly installments of $5,813,000 commencing September 1999, with a final quarterly installment due June 2003. While the long-term nature of the Term Loan increased working capital (or reduced the deficit), additional notes payable borrowings during 1996 for capital expenditures and the stock repurchase program as well as increases in accounts payable caused working capital to decrease. The Company does not anticipate any adverse effect from the current working capital deficit due to significant cash flow provided by operations, which amounted to $68.9 million in 1996 and $61.8 million in 1995.

     Total capital expenditures increased to $89.8 million in 1996 from $71.3 million in 1995 due principally to an increase in new Company-owned restaurants, which amounted to 30 in 1996 compared to 24 in 1995. The higher new-store construction costs were partially offset by lower remodeling costs due to the completion of the scatter bar installation program in early-1996.

     In November 1996, the Company announced its Focus 2000 plan. The key goals of the plan include:
         1.  Reducing unit investment and further increasing store-level profitability, thereby increasing return on investment;
         2.  Realigning energies and resources to provide deeper levels of training, resulting in greater team member empowerment, performance and retention;
         3. Opening new Ryan's units at the rate of 5% annually for the next two to three years; and
         4. Pursuing stock repurchases at a more aggressive level to accelerate earnings per share growth.

Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    8

     During 1997, the Company plans to build and open 15 new restaurants and remodel 40 to 50 restaurants. Total capital expenditures for 1997 are estimated at $50 million. The Company is currently concentrating its efforts on Company-owned Ryan's restaurants and is not actively pursuing any additional franchised locations, either domestically or internationally.

     In March 1996, management announced its intention to repurchase an aggregate 6.4 million shares of the Company's common stock through December 1998. The repurchase authorization was later raised to 10.0 million shares in November 1996. Repurchases may be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors. Through January 1, 1997, approximately 4.6 million shares had been purchased at an aggregate cost of $38.2 million. From January 2, 1997 through March 5, 1997, another 1.5 million shares were purchased at an aggregate cost of $11.3 million. Management intends to proceed with the repurchase program during 1997, subject to the continued availability of capital and the other factors described in "Forward-Looking Information".

Management estimates that, at a 10% unit growth rate, all capital requirements, including remodeling and all other capital expenditures, could be met by internally generated cash from operations. However, for 1997, the planned 15 new restaurants represent a 5.9% unit growth rate, and, accordingly, the Company expects to generate excess cash and plans to use it for stock repurchases in accordance with Focus 2000. Additional debt may be incurred in order to meet the Company's share repurchase objectives. The Company's debt structure consists of the $93 million Term Loan, as previously discussed, and several uncommitted bank lines totaling $110 million at various short-term rates of which $35.3 million was utilized at January 1, 1997.

     Under the current borrowing arrangements, no interest rates have been fixed and generally change in response to LIBOR. However, in October 1996, the Company entered into an interest rate collar agreement with a major regional bank, placing a ceiling of 7.25% and a floor of 5.00% on the three-month LIBOR through October 1998 on a principal amount of $75,000,000. The three-month LIBOR has stayed between the ceiling and the floor since the commencement of the transaction.

     Management believes that its current capital structure is sufficient to meet its 1997 requirements, but intends to continue monitoring the interest rate environment and may enter into future interest rate hedging transactions if deemed advantageous.

                               Impact of Inflation

     The Company's operating costs that may be affected by inflation consist principally of food, payroll and utility costs. A significant number of the Company's restaurant team members are paid at the minimum wage, and, accordingly, legislated changes to the minimum wage will affect the Company's payroll costs. In July 1996, Congress legislated an increase in the Federal minimum wage from $4.25 per hour to $4.75 on October 1, 1996 and then to $5.15 on September 1, 1997. The measure effectively freezes the $2.13 rate for servers. Management estimates that the $5.15 change will require rate changes for approximately 20% of the Company's team members and plans menu price increases to cover the higher payroll costs.

     The Company considers its current price structure to be very competitive. This factor, among others, is considered by the Company when passing cost increases on to its customers. Sales prices were increased approximately 3% in 1996 and 1995.

                          Forward-Looking Information

     Statements in this discussion as to anticipated future performance and results constitute forward-looking statements that involve risks and uncertainties, and actual results could differ materially from these expectations. In addition to those discussed herein, the factors that could cause the actual results to differ materially from such expectations include, but are not limited to, the following: general economic conditions; competitive factors; being able to open new restaurants or sell closed restaurants; food and labor supply costs; weather factors; interest rate changes; changes in the Company's common stock price; and the risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's annual report on Form 10-K for the fiscal year ended January 1, 1997. The ability of the Company to open new restaurants depends on a number of factors, including its ability to find suitable locations and negotiate acceptable land acquisition and con- struction contracts, its ability to attract and retain sufficient numbers of restaurant managers and team members, and the availability of reasonably priced capital. The extent of the Company's share repurchase program during 1997 and future years depends on the financial performance of the Company's restaurants, the investment required to open new restaurants, share price, the availability of reasonably priced capital, the financial covenants contained in the Term Loan agreement, and the maximum debt and share repurchase levels authorized by the Company's Board of Directors.


                          Five Year Financial Summary


                                                                 1996         1995(a)         1994           1993          1992
Consolidated Statements of Earnings Data:
         Restaurant sales                                   $ 565,465,000   513,168,000   448,214,000   393,865,000   349,378,000
         Operating expenses:
         Food and Beverage                                    224,536,000   208,304,000   181,743,000   161,886,000   142,468,000
         Payroll and benefits                                 160,529,000   146,869,000   125,338,000   110,834,000    95,446,000
         Depreciation and amortization                         24,539,000    21,412,000    19,775,000    17,462,000    17,377,000
         Asset valuation charge                                13,300,000          --            --            --            --
         Other operating expenses                              70,718,000    61,811,000    54,764,000    45,154,000    38,306,000
              Total operating expenses                        493,622,000   438,396,000   381,620,000   335,336,000   293,597,000
         General and administrative expenses                   26,115,000    22,751,000    19,249,000    16,143,000    13,730,000
         Interest expense                                       3,354,000     1,853,000       873,000       178,000       144,000
         Revenues from franchised restaurants                  (1,483,000)   (1,736,000)     (755,000)   (2,546,000)   (2,813,000)
         Other income, net                                     (1,381,000)     (937,000)     (806,000)     (566,000)     (619,000)
         Earnings before income taxes and cumulative
               effect of change in method of accounting        45,238,000    52,841,000    48,033,000    45,320,000    45,339,000
         Income taxes                                          16,678,000    19,682,000    17,489,000    16,778,000    17,032,000
         Earnings before cumulative effect of change
               in method of accounting                         28,560,000    33,159,000    30,544,000    28,542,000    28,307,000
         Cumulative effect on prior years of change
               in method of accounting                               --            --            --            --       1,000,000(b)
               Net earnings                                 $  28,560,000    33,159,000    30,544,000    28,542,000    29,307,000
         Per share amounts:
                  Earnings before cumulative effect of
                           change in method of accounting             .55           .62           .57           .53           .53
                  Cumulative effect of change in method
                           of accounting                               --            --            --            --           .02(b)
                           Net earnings                     $         .55           .62           .57           .53           .55
         Weighted-average shares                               51,852,000    53,683,000    53,603,000    53,696,000    53,636,000


Selected Other Consolidated Data:
         Working capital deficit                            $ (64,634,000)  (96,857,000)  (86,021,000)  (75,350,000)  (49,105,000)
         Current ratio                                              0.2/1         0.1/1         0.1/1         0.1/1         0.1/1
         Cash provided by operations                        $  68,875,000    61,807,000    54,749,000    48,602,000    43,134,000
         Property and equipment additions                      89,769,000    71,342,000    66,748,000    71,282,000    54,239,000
         Total assets                                         477,626,000   425,494,000   374,843,000   333,521,000   274,539,000
         Long-term debt                                        93,000,000          --            --            --            --
         Total current and long-term debt                     128,300,000    72,200,000    65,700,000    58,100,000    36,000,000
         Shareholders' equity                                 293,976,000   302,694,000   269,355,000   238,706,000   209,679,000
         Company-owned restaurants open at end of year                261           231           212           194           165





(a) Indicates a 53-week period.
(b) The Company adopted Financial Accounting Standards Board's Statement 109, "Accounting for Income Taxes," effective January 2, 1992.

Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    10

                      Consolidated Statements Of Earnings



                                                                         Year Ended
                                                        January 1,        January 3,      December 28,
                                                           1997             1996              1994
Restaurant sales                                      $ 565,465,000      513,168,000      448,214,000
Operating expenses:
         Food and beverage                              224,536,000      208,304,000      181,743,000
         Payroll and benefits                           160,529,000      146,869,000      125,338,000
         Depreciation and amortization                   24,539,000       21,412,000       19,775,000
         Asset valuation charge                          13,300,000             --               --
         Other operating expenses                        70,718,000       61,811,000       54,764,000
                 Total operating expenses               493,622,000      438,396,000      381,620,000
General and administrative expenses                      26,115,000       22,751,000       19,249,000
Interest expense                                          3,354,000        1,853,000          873,000
Revenues from franchised restaurants                     (1,483,000)      (1,736,000)        (755,000)
Other income, net                                        (1,381,000)        (937,000)        (806,000)
Earnings before income taxes                             45,238,000       52,841,000       48,033,000
Income taxes                                             16,678,000       19,682,000       17,489,000
          Net earnings                                $  28,560,000       33,159,000       30,544,000
Net earnings per common and common equivalent share   $         .55              .62              .57
Weighted-average shares                                  51,852,000       53,683,000       53,603,000



See accompanying notes to consolidated financial statements.

                          Consolidated Balance Sheets



                                                                                      January 1,     January 3,
                                                                                        1997           1996
Assets
Current assets:
         Cash and cash equivalents                                                 $    746,000      1,299,000
         Receivables                                                                  1,941,000      1,731,000
         Inventories                                                                  3,888,000      4,045,000
         Deferred income taxes                                                        3,405,000      2,923,000
         Other current assets                                                         1,932,000      1,491,000
                  Total current assets                                               11,912,000     11,489,000

Property and equipment:
         Land and improvements                                                      105,366,000     95,093,000
         Buildings                                                                  267,220,000    233,674,000
         Equipment                                                                  168,377,000    144,638,000
         Construction in progress                                                    37,546,000     31,311,000
                                                                                    578,509,000    504,716,000
         Less accumulated depreciation                                              115,062,000     92,495,000
                  Net property and equipment                                        463,447,000    412,221,000

Other assets                                                                          2,267,000      1,784,000
                                                                                   $477,626,000    425,494,000

Liabilities and Shareholders' Equity
Current liabilities:
         Notes payable                                                               35,300,000     72,200,000
         Accounts payable                                                            14,827,000     11,640,000
         Income taxes payable                                                         1,841,000        745,000
         Accrued liabilities                                                         24,578,000     23,761,000
                  Total current liabilities                                          76,546,000    108,346,000

Long-term debt                                                                       93,000,000           --
Deferred income taxes                                                                14,104,000     14,454,000
                  Total liabilities                                                 183,650,000    122,800,000

Shareholders' equity:
         Common stock of $1.00 par value; authorized 100,000,000  shares;
                  issued 49,031,000 shares in 1996 and 53,462,000 shares in 1995     49,031,000     53,462,000
         Additional paid-in capital                                                     121,000      6,751,000
         Retained earnings                                                          244,824,000    242,481,000
                  Total shareholders' equity                                        293,976,000    302,694,000
Commitments
                                                                                   $477,626,000    425,494,000




See accompanying notes to consolidated financial statements.


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    12

                     Consolidated Statements Of Cash Flows






                                                                                                     Year Ended
                                                                                     January 1,       January 3,     December 28,
                                                                                       1997             1996            1994

Cash flows from operating activities:
         Net earnings                                                              $ 28,560,000      33,159,000      30,544,000
         Adjustments to  reconcile net earnings to net cash provided by operating activities:
             Depreciation and amortization                                           25,713,000      22,420,000      20,802,000
             Asset valuation charge                                                  13,300,000            --              --
             Loss on sale of property and equipment                                     658,000         417,000         219,000
             Decrease (increase) in:
                   Receivables                                                         (210,000)        (66,000)        186,000
                   Inventories                                                          157,000      (1,202,000)       (159,000)
                   Other current assets                                              (3,081,000)     (2,447,000)     (2,096,000)
                   Other assets                                                        (490,000)       (926,000)       (326,000)
             Increase (decrease) in:
                   Accounts payable                                                   3,187,000       3,938,000         358,000
                   Income taxes payable                                               1,096,000         307,000        (865,000)
                   Accrued liabilities                                                  817,000       2,587,000       6,659,000
                   Deferred income taxes                                               (832,000)      3,620,000        (573,000)
Net cash provided by operating activities                                            68,875,000      61,807,000      54,749,000

Cash flows from investing activities:
         Proceeds from sale of property and equipment                                 1,519,000       3,459,000       3,043,000
         Capital expenditures                                                       (89,769,000)    (71,342,000)    (66,748,000)

Net cash used in investing activities                                               (88,250,000)    (67,883,000)    (63,705,000)

Cash flows from financing activities:
         Net proceeds from (repayment of) notes payable                             (36,900,000)      6,500,000       7,600,000
         Proceeds from issuance of long-term debt                                    93,000,000            --              --
         Proceeds from issuance of common stock                                         873,000         180,000         105,000
         Purchase of common stock                                                   (38,151,000)           --              --

Net cash provided by financing activities                                            18,822,000       6,680,000       7,705,000
Net increase (decrease) in cash and cash equivalents                                   (553,000)        604,000      (1,251,000)
Cash and cash equivalents - beginning of period                                       1,299,000         695,000       1,946,000
Cash and cash equivalents - end of period                                          $    746,000       1,299,000         695,000
Supplemental disclosure Cash paid during the year for:
         Interest, net of amount capitalized                                       $  2,896,000       1,741,000         782,000
         Income taxes                                                                16,340,000      16,784,000      19,493,000


See accompanying notes to consolidated financial statements.

                   Notes To Consolidated Financial Statements

NOTE 1. Description of Business and Summary of Significant Accounting Policies--Ryan's Family Steak Houses, Inc. operates a chain of 261 company-owned and 25 franchised (as of January 1, 1997) restaurants located principally in the southern and midwestern United States. The Company was organized in 1977 and completed its initial public offering in 1982.

     Consolidation -- The consolidated financial statements include the financial statements of Ryan's Family Steak Houses, Inc. and its eight wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Fiscal Year -- The Company's fiscal year ends on the Wednesday nearest December 31, resulting in years of either 52 or 53 weeks. The year ended January 1, 1997 comprises 52 weeks, and the years ended January 3, 1996 and December 28, 1994 comprise 53 and 52 weeks, respectively.

     Cash and Cash Equivalents -- Cash and cash equivalents include cash and short-term investments with initial maturities of three months or less that are stated at cost plus accrued interest which approximates market value.

     Inventories -- Inventories consist of menu ingredients and restaurant supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     Other Current Assets -- Other current assets consist of prepaid expenses and unamortized pre-opening costs, which represent certain costs, including team member training, incurred before a restaurant is opened. Pre-opening costs are expensed over the first 52 weeks of a restaurant's operations.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and land improvements -- 25 to 39 years and equipment -- 5 to 10 years. Buildings and land improvements on leased property are amortized straight-line over the shorter of the expected lease term or estimated useful life of the asset.

     In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. " This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Other Assets -- Other assets consist principally of the cash surrender values of officer life insurance policies and a long-term prepayment of land rent.

     Derivative Financial Instruments -- The net premium paid for a purchased interest rate collar agreement is amortized to interest expense over the term of the agreement. The unamortized premium is included in other assets in the consolidated balance sheet. Any amounts receivable or due under the agreement are accrued as a reduction or increase of interest expense.

     Franchise Revenues -- The Company grants franchises to operators who in turn pay initial fees and royalties for each restaurant. The initial franchise fee is recorded as income when each restaurant commences operations. Franchise royalties, which are based on a percentage of monthly sales, are recognized as income on the accrual basis. In the event that a franchisee experiences payment difficulties or, in management's opinion, may be susceptible to such difficulties, franchise royalties may be recognized as income on the cash basis.

     Income Taxes -- Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Options -- Prior to January 4,
1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 4, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    14
future years as if the fair-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

     Earnings Per Share -- Earnings per share are computed based on the weighted-average number of common and common equivalent shares outstanding. Common equivalent shares are represented by shares under option.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications -- Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1996 presentation.

NOTE 2. Other Current Assets
         Other current assets consist of the following:

                                     1996         1995

Unamortized pre-opening costs    $1,473,000    1,115,000
Prepaid expenses                    459,000      376,000
                                 $1,932,000    1,491,000

Note 3. Asset Valuation Charge

         In accordance with SFAS No. 121 (see Note 1), the Company recognized a $13.3 million asset valuation charge in 1996. This charge was based upon a financial review of all Company-owned restaurants and applied to ten underperforming units. Details of the charge follow:


                                            Amount of Charge
Operating Status           # of Units          (Millions)

Hold and use                   3                $   3.3
To be disposed of              7                   10.0
                                                 $ 13.3

    All charges were based on the difference between each unit's net book value and estimated fair value, which equaled the estimated proceeds from disposal as determined by management. Considerable management judgement is necessary to estimate proceeds from disposal and, accordingly, actual proceeds could vary significantly from such estimates. Management plans to actively market the seven units targeted for disposal, but currently cannot estimate their expected disposal dates. For the year ended January 1, 1997, these seven units had a combined after-tax loss of $462,000.

Note 4. Income Taxes

     Income tax expense for the years ended January 1, 1997, January 3, 1996 and December 28, 1994 consists of:



                                1996            1995           1994
Current:
         U.S. Federal      $ 16,271,000      15,016,000      16,540,000
         State and local      1,239,000       1,046,000       1,522,000
                             17,510,000      16,062,000      18,062,000
Deferred:
         U.S. Federal          (632,000)      3,319,000        (298,000)
         State and local       (200,000)        301,000        (275,000)
                               (832,000)      3,620,000        (573,000)
        Income taxes       $ 16,678,000      19,682,000      17,489,000

Income taxes differ from the amounts computed by applying the U. S. Federal statutory corporate rate of 35 percent to earnings before income taxes as follows:




                                                                     1996          1995            1994

Tax at Federal statutory rate                                    $15,833,000    18,494,000    16,812,000
Increase (decrease) in taxes due to:
         State income taxes, net of Federal income tax benefit       675,000       876,000       811,000
         Other                                                       170,000       312,000      (134,000)
Income taxes                                                     $16,678,000    19,682,000    17,489,000

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 1, 1997 and January 3, 1996 are presented below:



                                                              1996             1995
Deferred tax assets:
         Accounts receivable                             $    178,000         281,000
         Self-insurance reserves                            2,958,000       2,942,000
         Other                                                777,000         149,000
                  Total gross deferred tax assets           3,913,000       3,372,000
                  Less valuation allowance                       --              --
                  Net deferred tax assets                   3,913,000       3,372,000
Deferred tax liabilities:
         Building and equipment                           (14,040,000)    (14,492,000)
         Pre-opening costs                                   (447,000)       (287,000)
         Other                                               (125,000)       (124,000)
                  Total gross deferred tax liabilities    (14,612,000)    (14,903,000)
                  Net deferred taxes                     $(10,699,000)    (11,531,000)

     The Company did not establish a valuation allowance for deferred tax assets as of January 1, 1997 or January 3, 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment and, accordingly, believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the benefits of these deductible differences at January 1, 1997.

NOTE 5. Notes Payable

     The Company has several unsecured lines of credit from banks aggregating $110 million at various short-term rates, of which $35.3 million and $72.2 million had been utilized at January 1, 1997 and January 3, 1996 respectively. All borrowings under these lines are unsecured and mature in 90 days or less. The weighted-average interest rates on outstanding borrowings were 5.94% at January 1, 1997 and 6.04% at January 3, 1996.


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    16

NOTE 6. Long-Term Debt

     Long-term debt at January 1, 1997 and January 3, 1996 consists of the following:


                                                                                 1996     1995
Borrowings under credit agreement with interest at various floating rates; payable in quarterly installments of $5,813,000 commencing
         September 1999, final quarterly installment due June 2003           $93,000,000   --
                  Less current installments                                         --     --
                  Total long-term debt                                       $93,000,000   --


     In June 1996, the Company refinanced a substantial portion of its notes payable by entering into a credit agreement with a group of banks for a $93 million term loan ("Term Loan"). The Term Loan is unsecured and bears interest, payable at least quarterly, at various rates generally equal to LIBOR, or the London Interbank Offered Rate, plus 0.5%. See Note 7 for details of a related interest rate collar agreement. The terms of the credit agreement contain, among other provisions, requirements for the Company to maintain a minimum net worth level and certain financial ratios and restrictions on the Company's ability to incur additional indebtedness, merge, consolidate, and acquire or sell assets. At January 1, 1997, the Company exceeded the most restrictive minimum net worth covenant by approximately $58.1 million.

     The aggregate maturities of the Term Loan for each of the five years subsequent to January 1, 1997 are as follows: $0 for years 1997 through 1998; $11.6 million in 1999; $23.3 million in 2000; and $23.3 million in 2001.

NOTE 7. Interest Cost and Derivative Financial Instruments

     The Company capitalizes interest cost as a component of the cost of new restaurant construction. A summary of interest cost incurred follows:


                                           1996          1995        1994

Interest cost capitalized               $2,685,000    2,514,000    1,824,000
Interest cost charged to income          3,354,000    1,853,000      873,000
         Total interest cost incurred   $6,039,000    4,367,000    2,697,000

         The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage its exposure to potentially significant increases in interest rates.

     At January 1, 1997, the Company was a party to an interest rate collar agreement with a major regional bank that provides credit to the Company under both an uncommitted bank line (see Note 5) and the Term Loan agreement (see Note
6). The collar agreement places a ceiling of 7.25% and a floor of 5.00% on the three-month LIBOR for a two-year period ending October 1998 on a principal amount of $75 million. No amounts, other than the original net premium, were either received or paid by the Company since the agreements inception in October 1996. The carrying amount of the unamortized premium related to the collar agreement at January 1, 1997 amounted to $57,000, which approximated its fair value. The fair value was determined by the issuing counterparty using its internal valuation model based on projected cash flows over the life of the agreement.

         The Company is exposed to credit losses in the event of nonperformance by its counterparty to the collar agreement. In this case, the counterparty is a major regional bank, and, accordingly, the Company has not required any collateralization and does not anticipate any nonperformance issues during the term of the agreement.

NOTE 8. Leases

     The Company has several noncancelable operating land leases for restaurant sites with initial terms that expire over the next 10 to 30 years. These leases contain renewal options for periods ranging from 5 to 15 years and require the Company to pay all executory costs such as property taxes, utilities and insurance. Rental payments are based on contractual amounts as set forth in the lease agreements and do not include any contingent rentals. Rental expense for operating leases amounted to $233,000 in 1996, $104,000 in 1995 and $97,000 in 1994.

     Future lease payments under the noncancelable operating leases as of January 1, 1997 are:

Year-end
1997                                 $        246,000
1998                                          374,000
1999                                          351,000
2000                                          345,000
2001                                          349,000
Later years, through 2008                   2,105,000
         Future lease payments     $        3,770,000


     NOTE 9. Other Accrued Liabilities Other accrued liabilities consist of the following:


                                        1996           1995

Accrued compensation                $ 5,048,000     4,474,000
Accrued taxes (other than income)     6,242,000     6,201,000
Deferred product allowances           1,361,000     2,003,000
Self-insurance accruals               7,123,000     6,795,000
Outstanding gift certificates         1,513,000     1,347,000
Other accrued expenses                3,291,000     2,941,000
                                    $24,578,000    23,761,000

NOTE 10. Shareholders' Equity

     The components of shareholders' equity are as follows:




                                                                   $1 Par Value      Additional
                                                                      Common           Paid-In        Retained
                                                                       Stock           Capital        Earnings

Balances at December 29, 1993                                      $ 53,415,000       6,513,000     178,778,000
         Net earnings                                                      --              --        30,544,000
         Issuance of common stock  under Stock  Option Plans             19,000          67,000            --
         Tax benefit from exercise of nonqualified stock options           --            19,000            --
Balances at December 28, 1994                                        53,434,000       6,599,000     209,322,000
         Net earnings                                                      --              --        33,159,000
         Issuance of common stock under Stock Option Plans               28,000         133,000            --
         Tax benefit from exercise of nonqualified stock options           --            19,000            --
Balances at January 3, 1996                                          53,462,000       6,751,000     242,481,000
         Net earnings                                                      --              --        28,560,000
         Net issuance of common stock under Stock Option Plans          121,000         631,000            --
         Tax benefit from exercise of nonqualified stock options           --           121,000            --
         Purchases of common stock                                   (4,552,000)     (7,382,000)    (26,217,000)
Balances at January 1, 1997                                        $ 49,031,000         121,000     244,824,000

     On January 26, 1995, the Board of Directors adopted a Shareholder Rights Agreement (the "Agreement") and declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock to shareholders of record on February 10, 1995. Such Rights only become exercisable ten business days after (i) a public announcement that a person or group, except for certain exempt persons specified in the Agreement, (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's Common Stock; or (ii) a person or group commences or publicly announces its intention to commence a tender or exchange offer for an amount of the Company's Common Stock that would result in the ownership by such person or group of 15% or more of the Common Stock.

Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    18

     Each Right may initially be exercised to acquire a one-half share of the Company's Common Stock at an exercise price of $25, subject to adjustment. Thereafter, upon the occurrence of certain events specified in the Agreement (for example, if the Company is the surviving corporation of a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire upon exercise Common Stock having a market value of twice the exercise price of the Rights. Alternatively, upon the occurrence of certain other events specified in the Agreement (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), the Rights would entitle holders other than the Acquiring Person to acquire upon exercise Common Stock of the acquiring company having a market value of twice the exercise price of the Rights.

     The Rights may be redeemed by the Company at a redemption price of $.001 per Right at any time prior to the tenth business day following public announcement that a 15% position has been acquired and before the final expiration date of the Rights. After the redemption period has expired, the Company's right of redemption may be reinstalled under certain circumstances outlined in the Agreement. The Rights will expire on February 10, 2005.

     The Company's Board of Directors has authorized the repurchase of up to 10 million shares of the Company's common stock through December 1998. At January 1, 1997, approximately 4.6 million shares had been purchased at an aggregate cost of $38.2 million since the beginning of the program in March 1996. Future repurchase transactions will be made from time to time on the open market or in privately negotiated transactions in accordance with applicable securities regulations, depending on market conditions, share price and other factors.

Note 11. Team Member Retirement Plan

     The Company maintains a defined contribution retirement plan, which covers all team members who have at least one year of service and are at least 21 years of age. Participating team members may contribute from 1% to 15% of their compensation to the plan. The Company matches team member contributions up to 6% of compensation at a 25% rate. In 1997, the Company's matching rate increases to 35%. All plan assets are invested in a nationally recognized family of mutual funds. Retirement plan expense, including administrative costs, amounted to $635,000 in 1996, $539,000 in 1995 and $488,000 in 1994.

Note 12. Stock Option Plan

     In 1991, the Company adopted a stock option plan ("Plan") pursuant to which the Company's Board of Directors may grant options to officers and team members. The Plan authorized grants of options to purchase up to 2,500,000 of authorized but unissued common stock. Under the terms of the plan, which expires in 2001, a committee of non-employee directors has the authority to determine the eligibility, tax treatment, term, vesting schedule and exercise price. Historically, the Company has always granted options at market value on the day of grant, used various vesting schedules, and set expiration dates generally ten years from the date of grant. All options must be held for at least 6 months prior to exercise.

     At January 1, 1997, there were 265,000 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $2.69 and $2.78 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1996 - expected dividend yield of 0%, expected stock volatility of
 .33, risk-free interest rate of 5.9% and an expected life of 4.9 years; 1995 - expected dividend yield of 0%, expected stock volatility of .31, risk-free interest rate of 5.8% and an expected life of 4.9 years.

     The Company applies APB Opinion No. 25 in accounting for its Plan, and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                1996        1995
Net earnings (in 000's):
         As reported       $   28,560      33,159
         Pro forma             28,138      33,159

Earnings per share:
         As reported             0.55        0.62
         Pro forma               0.54        0.62

     Pro forma net earnings and earnings per share reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period of 4 years and compensation cost for options granted prior to December 29, 1994 is not considered.

     A summary of the status of the Company's stock option plan as of January 1, 1997, January 3, 1996 and December 28, 1994, and changes during the years ended on those dates is presented below:




                                          1996                   1995                 1994
                                             Weighted-              Weighted-           Weighted-
                                             Average                 Average             Average
                                    Shares   Exercise      Shares   Exercise    Shares   Exercise
                                    (000)      Price        (000)     Price     (000)     Price
Outstanding at beginning of year    2,854    $   7.52       2,562    $  7.58    1,689    $ 8.08
Granted                               667        6.97         615       7.51    1,088      6.90
Exercised                            (164)       6.58         (28)      5.57      (19)     4.64
Forfeited                            (302)       9.50        (295)      7.51     (196)     8.40
Outstanding at end of year          3,055        7.26       2,854       7.52    2,562      7.58
Exercisable at year-end             1,843                   1,730               1,465

     The following table summarizes information about stock options outstanding at January 1, 1997:



                           Options Outstanding                      Options Exercisable
         Range of     Number                Weighted-Average        Number       Weighted-
         Exercise  Outstanding      Remaining                     Exercisable     Average
         Prices     at 1/1/97     Contractual Life Exercise Price  at 1/1/97   Exercise Price

         $4 to $6     225,000        3.0 years         $4.56        225,000      $4.56
         $6 to $7   1,359,000        7.5                6.59        584,000       6.29
         $7 to $9   1,143,000        7.4                7.69        750,000       7.77
         $9 to $14    328,000        5.9               10.50        284,000      10.52
         $4 to $14  3,055,000        7.0                7.26      1,843,000       7.31


NOTE 13. Quarterly Consolidated Financial Data (Unaudited)

     Quarterly consolidated financial results for 1996 and 1995 are summarized as follows (in thousands, except per share data):


                                                     Quarter                       Total
                                    First     Second      Third     Fourth          Year
1996(a):
Restaurant sales                  $130,849    147,370    146,250    140,996       565,465
Restaurant operating profit (b)     19,314     23,775     21,333      7,421(c)     71,843
         Net earnings                8,504     10,603      9,228        225(c)     28,560
Per share data:
         Net earnings                 0.16       0.20       0.18        --(c)       0.55

1995(a):
Restaurant sales                   117,266    131,363    131,786    132,753       513,168
Restaurant operating profit (b)     16,278     19,893     19,000     19,601        74,772
         Net earnings                7,313      9,056      8,678      8,112        33,159
Per share data:
         Net earnings                 0.14       0.17       0.16       0.15          0.62


(a)  Fiscal 1996 consisted of 52 weeks, while fiscal 1995 was a 53-week period.

(b) Restaurant sales less operating expenses. Operating expenses are comprised of cost and expenses associated directly with or allocated to products sold at the Company's restaurants.

(c) A $13.3 million asset valuation charge (see Note 3) reduced restaurant operating profit and net earnings by $13.3 million and $8.4 million, respectively. Accordingly, excluding the charge, net earnings would have amounted to $8.6 million, or $0.17 per share.


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    20

NOTE 14. Disclosures About the Fair Value of Financial Instruments

     The Company's significant financial instruments are cash and cash equivalents, receivables, notes payable, accounts payable, accrued liabilities and long-term debt. Except for long-term debt, their carrying amounts approximate their fair values because of the short maturities of these instruments. The fair value of the Company's long-term debt approximates its carrying amount due to the debt's variable interest rate provisions. Interest rates change every 90 days or less.





Board of Directors and Shareholders
Ryan's Family Steak Houses, Inc.

     We have audited the accompanying consolidated balance sheets of Ryan's Family Steak Houses, Inc. and subsidiaries as of January 1, 1997 and January 3, 1996, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended January 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ryan's Family Steak Houses, Inc. and subsidiaries at January 1, 1997 and January 3, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended January 1, 1997, in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 3 to the consolidated financial statements, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."



                                                       /s/ KPMG Peat Marwick LLP
Greenville, South Carolina
January 22, 1997

                              Directors & Officers

                                   Directors


(Photo)
Charles D. Way
Chairman, President and
Chief Executive Officer

(Photo)
James D. Cockman
Chairman and
Chief Executive Officer,
Ocean Fresh Express International Seafood

(Photo)
Barry L. Edwards
Executive Vice President, Treasurer and
Chief Financial Officer,  AMRESCO, Inc.

(Photo)
Brian S. MacKenzie
President and
Chief Executive Officer,
Builder Marts of America, Inc.

(Photo)
G. Edwin McCranie
Executive Vice President

(Photo)
Harold K. Roberts, Jr.
Chairman and Chief Executive Officer,
Statewide Title, Inc.

(Photo)
James M. Shoemaker, Jr.
Member, Wyche, Burgess,
Freeman & Parham, P.A.

                                    Officers

(Photo)
Charles D. Way
Chairman, President and
Chief Executive Officer

(Photo)
G. Edwin McCranie
Executive Vice President

(Photo)
John C. Jamison
Vice President-Real Estate

(Photo)
Morgan A. Graham
Vice President-Construction

(Photo)
James R. Hart
Vice President-Human Resources

(Photo)
Fred T. Grant, Jr.
Vice President-Finance
and Chief Financial Officer

(Photo)
Alan E. Shaw
Vice President-Operations

(Photo)
Ilene T. Turbow
Vice President-Marketing

(Photo)
Janet J. Gleitz
Corporate Secretary

(Photo)
Philip J. Franklin
Regional Vice President

(Photo)
Richard B. Erwin
Regional Vice President

(Photo)
William J. O'Brien
Regional Vice President


Ryan's Family Steak Houses, Inc. 1996 ANNUAL REPORT    22

                             Corporate Information

Executive Offices
Ryan's Family Steak Houses, Inc.
405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000

General Counsel
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

Transfer Agent
Wachovia Bank of North Carolina, N.A.
Winston-Salem, North Carolina
(800) 633-4236

Independent Auditors
KPMG Peat Marwick LLP
Greenville, South Carolina

Form 10-K
A copy of the Company's annual report on Form 10-K for fiscal 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Corporate Secretary at the executive offices of the Company.

Annual Meeting
The annual meeting will be held at the Greenville / Spartanburg Airport Marriott, Greenville, South Carolina, on Thursday, May 1, 1997 at 11:00 a.m. All shareholders are cordially invited to attend.

Common Stock Data
The Company's common stock trades on The Nasdaq National Market tier of The Nasdaq Stock Market under the symbol RYAN. The Company has never paid cash dividends on its common stock and does not expect to pay such dividends in the foreseeable future.

Quarterly Financial information and other news releases
In order to provide Ryan's shareholders and prospective investors with timely and accurate information, quarterly financial information and other news releases can be obtained either by fax or from the Internet. Faxed information can be obtained by calling "Company News on Call", a service of PR Newswire, at
(800) 758-5804, extension 768569. This service will provide within minutes of request a fax copy of those reports selected by the caller and transmitted to a fax machine designated by the caller. Financial information can also be obtained on the Internet following release to news services at : http://www.prnewswire.com/cnoc/exec/menu?/768569.



         Market Price of Common Stock

1996
Quarter:   High      Low

First      $10        6 1/2
Second     10 1/8     8 1/2
Third       9 3/8     7 1/8
Fourth      8         6 5/8

1995
Quarter:   High      Low

First     $ 8 1/8     6 3/4
Second      8         6 1/8
Third       8 1/2     6 1/4
Fourth      8         6 3/8

The closing price quotation on the Company's common stock on March 5, 1997 was $ 7 3/8 per share.



                                W. GREGORY HORTON
                                   1936-1997

It is with deep regret that we report the passing of Greg Horton, a former director, original partner, franchisee and friend.

Ryan's Family Steak Houses, Inc.

405 Lancaster Avenue (29650)
Post Office Box 100
Greer, South Carolina 29652
(864) 879-1000

(Picture of strawberries in center of page)